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VIA EDGAR

October 8, 2020

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Courtney Lindsay & Ms. Suzanne Hayes

Re:	Codiak BioSciences, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-248692

Acceleration Request

Requested Date:    October 13, 2020

Requested Time:    4:00 p.m., Eastern Time

Dear Mr. Lindsay & Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Codiak BioSciences, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 13, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel A. Lang at (212) 459-7095. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel A. Lang, by facsimile to (646) 558-4131 or by email to dlang@goodwinlaw.com.

[Signature page follows]

If you have any questions regarding this request, please contact Daniel A. Lang of Goodwin Procter LLP at (212) 459-7095.

Sincerely, CODIAK BIOSCIENCES, INC.

/s/ Douglas E. Williams
Douglas E. Williams, Ph.D. Chief Executive Officer

cc:	Linda C. Bain, Codiak BioSciences, Inc.

Yalonda T. Howze, Esq., Codiak BioSciences, Inc.

Stephen M. Davis, Esq., Goodwin Procter LLP

Daniel A. Lang, Esq., Goodwin Procter LLP